UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Departure of Director or Officers

On October 14, 2020, Guofu Zhang tendered his resignation as Chief Financial Officer of AGM Group Holdings Inc. (the “Company”), effective October 15, 2020.  Mr. Zhang’s resignation as Chief Financial Officer is not the result of any disagreement with the Company’s operations, policies or procedures.

The resignation of Guofu Zhang has been approved by the Nominating Committee, the Compensation Committee and the Board of Directors of the Company.

Appointment of Director or Officers

On October 15, 2020, at the recommendation of the Nominating Committee and the Compensation Committee, the Board approved and confirmed the appointment of Zhihe Yang as the succeeding Chief Financial Officer of the Company, with an annual compensation of RMB 180,000 (US$ 26,764), effective October 15, 2020 until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

Mr. Yang, age 36, has been the Financial Manager at Beijing AnGaoMeng Technology Service Co., Ltd. since August 2018. Mr. Yang has extensive experience working in accounting firms with regard to financial management and internal control system construction. From September 2017 to July 2018, he spent a year as a freelance financial advisor. Prior to that, Mr. Yang served as the Audit Manager at Beijing Zongheng United Certified Public Accountants Co., Ltd. from May 2013 to September 2017. From April 2012 to March 2013, he was the Financial Manager at Wuhan Fengze Agricultural Science and Technology Development Co., Ltd. From July 2007 to August 2011, he was the Audit Manager at Zhong Cheng Xin An Rui (Beijing) Certified Public Accountants Co., Ltd. Mr. Yang served as the Audit Assistant at Beijing Biaoguan Certified Public Accountants Co., Ltd. from August 2006 to July 2007. Mr. Yang acquired his Associate’s Degree in Accounting from Inner Mongolia University of Technology in 2006.

There are no family relationships between Zhihe Yang and any other employees or members of the Board of Directors of the Company.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Correspondence of Guofu Zhang’s Resignations as Chief Financial Officer, dated October 14, 2020.
10.2	Employment Agreement of Zhihe Yang dated October 15, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2020	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

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